EXHIBIT 12

APPALACHIAN POWER COMPANY AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

						Twelve	Three
						Months	Months
	Years Ended December 31,					Ended	Ended
	2006	2007	2008	2009	2010	3/31/2011	3/31/2011
EARNINGS
Income Before Income Taxes	$282,865	$195,613	$166,801	$201,263	$210,898	$165,233	$67,764
Fixed Charges (as below)	151,874	178,067	225,573	215,640	217,500	218,522	55,481
Total Earnings	$434,739	$373,680	$392,374	$416,903	$428,398	$383,755	$123,245

FIXED CHARGES
Interest Expense	$129,106	$165,405	$209,733	$202,426	$207,649	$208,861	$52,939
Credit for Allowance for Borrowed Funds Used During Construction	17,668	6,962	9,040	6,014	2,251	2,061	642
Estimated Interest Element in Lease Rentals	5,100	5,700	6,800	7,200	7,600	7,600	1,900
Total Fixed Charges	$151,874	$178,067	$225,573	$215,640	$217,500	$218,522	$55,481

Ratio of Earnings to Fixed Charges	2.86	2.09	1.73	1.93	1.96	1.75	2.22